UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 September 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Result of Annual General Meeting

At the Annual General Meeting of Diageo plc held on Monday, 28 September 2020 (the "AGM"), all resolutions contained in the Notice of Annual General Meeting 2020 (the "Notice") were passed.

The results of the poll held at the AGM are as follows:

		VOTES FOR	% FOR	VOTES AGAINST	% AGAINST	VOTES WITHHELD
1)	Report and accounts 2020	1,761,428,946	99.95%	851,817	0.05%	6,939,503
2)	Directors' remuneration report 2020	1,715,489,143	97.09%	51,495,925	2.91%	2,299,889
3)	Directors' remuneration policy 2020	1,644,443,671	93.12%	121,538,951	6.88%	3,321,447
4)	Declaration of final dividend	1,737,638,689	98.27%	30,600,311	1.73%	1,059,957
5)	Election of Melissa Bethell as a director	1,763,078,178	99.76%	4,206,013	0.24%	1,948,795
6)	Re-election of Javier Ferrán as a director	1,760,319,660	99.70%	5,362,671	0.30%	3,538,387
7)	Re-election of Susan Kilsby as a director	1,748,846,919	98.95%	18,492,689	1.05%	1,886,030
8)	Re-election of Lady Mendelsohn as a director	1,762,553,199	99.73%	4,762,375	0.27%	1,905,676
9)	Re-election of Ivan Menezes as a director	1,765,033,066	99.87%	2,298,658	0.13%	1,886,310
10)	Re-election of Kathryn Mikells as a director	1,760,230,864	99.60%	7,095,914	0.40%	1,882,524
11)	Re-election of Alan Stewart as a director	1,762,095,862	99.71%	5,125,124	0.29%	1,930,460
12)	Re-appointment of auditor	1,766,361,524	99.90%	1,817,726	0.10%	1,094,828
13)	Remuneration of auditor	1,764,413,632	99.80%	3,622,515	0.20%	1,237,662
14)	Authority to make political donations and/or to incur political expenditure	1,724,952,557	97.58%	42,771,686	2.42%	1,614,851
15)	Authority to allot shares	1,713,128,219	97.36%	46,468,443	2.64%	9,711,955
16)	Amendment of the Diageo 2001 Share Incentive Plan	1,758,314,080	99.58%	7,498,306	0.42%	2,520,576
17)	Adoption of the Diageo 2020 Sharesave Plan	1,759,270,830	99.62%	6,759,004	0.38%	2,299,360
18)	Adoption of the Diageo Deferred Bonus Share Plan	1,757,720,847	99.55%	8,028,911	0.45%	2,486,808
19)	Authority to establish international share plans	1,758,872,532	99.59%	7,174,992	0.41%	2,260,706
20)	Disapplication of pre-emption rights	1,744,197,765	99.22%	13,771,848	0.78%	10,301,221
21)	Authority to purchase own ordinary shares	1,739,631,441	98.51%	26,287,153	1.49%	2,369,429
22)	Reduced notice of general meeting other than an AGM	1,601,283,588	90.67%	164,736,228	9.33%	2,263,861
23)	Approval and adoption of new articles of association	1,731,338,506	98.38%	28,587,555	1.62%	8,337,796
24)	2019 Share buy-backs and employee benefit and share ownership trust transactions	1,754,592,351	99.81%	3,395,509	0.19%	9,007,049

On 24 September 2020, there were 2,338,688,872 ordinary shares (excluding treasury shares) in issue.

In accordance with Listing Rule 9.6.2R, copies of the resolutions passed as special business at the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Information required by LR 11.1.10R

Capitalised terms not defined in this announcement have the meaning given to them in the Notice.

Following the close of the AGM and the approval of Resolution 24, the Company has entered into the Directors' Deed of Release, pursuant to which it has waived and released any rights of the Company to make claims against its directors (whether past or present) in respect of certain purchases of its own shares and certain transactions related to the Company's employee share schemes entered into with or for the benefit of the Company's employee benefit and share ownership trusts during the period from 10 May 2019 to 9 August 2019 (the "Affected Transactions").

All of the current members of the Board (with the exception of Melissa Bethell who was not on the Board in the period during which the Affected Transactions were undertaken) and Debra Crew, Lord Mervyn Davies of Abersoch and Ho KwonPing (as former directors of the Company) are beneficiaries of the waiver.

As noted in the Notice, the entry by the Company into the Directors' Deed of Release constitutes a related party transaction (as defined in the Listing Rules) as each relevant director is a related party (as defined in the Listing Rules) of the Company. The entry by the Company into the Directors' Deed of Release falls within the smaller related party transactions category under Listing Rule 11.1.10R. Therefore, the Company, whilst not required to seek shareholder approval for the transaction under the Listing Rules, is required to obtain written confirmation from a sponsor that the terms of the proposed transaction are fair and reasonable as far as shareholders are concerned. BofA Securities has provided a confirmation in those terms to the Company.

The entry by the Company into the Directors' Deed of Release has no effect on the Company's financial position as the Company has not recorded any right to potentially make claims against the relevant directors and former directors as an asset or contingent asset of the Company.

James Edmunds
Deputy Company Secretary
28 September 2020

Merrill Lynch International ("BofA Securities"), is acting exclusively for Diageo plc in connection with the related party transaction set out in the Notice of Annual General Meeting 2020 dated 21 August 2020  and for no one else and will not be responsible to anyone other than Diageo plc for providing the protections afforded to its clients or for providing advice in relation to the Transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 28 September 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary